UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

J. Alexander’s Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

46609J 106
(CUSIP Number)

Timothy T. Janszen Chief Executive Officer Newport Global Advisors LP 21 Waterway Avenue, Suite 150 The Woodlands, Texas 77380 713.559.7400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46609J 106	SCHEDULE 13D	Page 2 of 5

1	NAME OF REPORTING PERSON Newport Global Opportunities Fund I-A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 0 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 0 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46609J 106	SCHEDULE 13D	Page 3 of 5

1	NAME OF REPORTING PERSON Timothy T. Janszen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 0 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 0 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 46609J 106	SCHEDULE 13D	Page 4 of 5

Explanatory Note:  This Amendment No. 2 (the “Amendment”) to the beneficial ownership report on Schedule 13D filed on January 11, 2016 (“Schedule 13D”), amends and supplements certain information set forth in the Schedule 13D. The Schedule 13D has previously been amended by Amendment No. 1 (July 8, 2021). References herein to the Schedule 13D describe the initial filing as so amended. Except as set forth herein, this Amendment does not modify any information previously set forth in the Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings assigned thereto in the Schedule 13D. The purpose of this Amendment is to disclose certain recent developments identified in Item 1 and to reflect an exit filing by the reporting persons.

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of J. Alexander’s Holdings, Inc., a Tennessee corporation (“JAX” or the “Issuer”), having its principal executive offices at 3401 West End Avenue, Suite 260, Nashville, Tennessee 37203.

This Amendment No. 2 is being filed in connection with the completion on September 30, 2021 (the “Closing Date”) of the previously announced merger (the “Merger”) contemplated by the agreement and plan of merger, dated as of July 2, 2021 (the “Merger Agreement”), by and among the Issuer, SPB Hospitality LLC, a Delaware limited liability company (“Parent”) and Titan Merger Sub, Inc., a Tennessee corporation and an indirect, wholly-owned subsidiary of Parent (“Merger Sub”). On the Closing Date, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving company. As a result of the Merger, the Company became a wholly-owned subsidiary of Parent and the Reporting Persons no longer beneficially own any Common Stock.

The Schedule 13D and all amendments thereto, including with respect to Items 2, 3, 4, 5 and 6, are hereby amended by the foregoing.

CUSIP No. 46609J 106	SCHEDULE 13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 1, 2021

NEWPORT GLOBAL OPPORTUNITIES FUND I-A LP

By:	Newport Global Advisors LP,
its Investment Advisor

By:	Newport Global Advisors LLC,
its General Partner

	By:	/s/ Timothy T. Janszen
	Name:	Timothy T. Janszen
	Title:	Chief Executive Officer

TIMOTHY T. JANSZEN

/s/ Timothy T. Janszen